UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 22, 2010

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

22 November 2010

Novo Nordisk A/S – Share repurchase programme

On 27 October 2010 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 1.4 billion in the period from 27 October 2010 to 23 December 2010.

Since the announcement as of 15 November 2010, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	715,000		397,838,212
15 November 2010	50,000	569.7800	28,489,000
16 November 2010	50,000	569.8800	28,494,000
17 November 2010	50,000	571.2300	28,561,500
18 November 2010	55,000	564.3090	31,036,995
19 November 2010	50,000	570.0250	28,501,250
Accumulated under the programme	970,000		542,920,957

With the transactions stated above, Novo Nordisk owns a total of 27,545,155 treasury shares, corresponding to 4.6% of the share capital. The total amount of shares in the company is 600,000,000 including treasury shares.

Company Announcement no 64 / 2010				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 29,890 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Anne Margrethe Hauge	Klaus Bülow Davidsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 3176
amhg@novonordisk.com	klda@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
krop@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

In North America:	In North America:
Lori Moore	Hans Rommer
Tel: (+1) 609 919 7991	Tel: (+1) 609 919 7937
lrmo@novonordisk.com	hrmm@novonordisk.com

Company Announcement no 64 / 2010				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 22, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer